================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               The GNI Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                ---------------

                                   362022 10 5
                                ---------------
                                 (CUSIP Number)

                            Green I Acquisition Corp.
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 12, 1998
             (Date of Event which Requires Filing of this Statement)

                                ---------------


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

================================================================================

----------------------                                   -----------------------
CUSIP No.  362022 10 5                  13D              Page   2   of     Pages
----------------------                                   -----------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Green I Acquisition Corp.
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

                       Not applicable
--------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       DE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                         0
                   -------------------------------------------------------------
                         8      SHARED VOTING POWER
       NUMBER OF
        SHARES                       2,284,625
     BENEFICIALLY   ------------------------------------------------------------
       OWNED BY          9      SOLE DISPOSITIVE POWER
         EACH
       REPORTING                         0
      PERSON WITH   ------------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,284,625 - See Item 5
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                [  ]

--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           34% - See Item 5
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*

                       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of The GNI Group, Inc., a Delaware corporation ("GNI"). The principal executive offices of GNI are located at 225 Battleground Road, Deer Park, TX 77536.

     Item 2.  Identity and Background.

     Green I Acquisition Corp. ("Green") is a Delaware corporation formed for purposes of the transaction described in Item 4 below. As of the date hereof, no shares of capital stock of Green are outstanding.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of Green are set forth on Schedule A attached hereto.

     During the past five (5) years, neither Green nor, to the best knowledge of Green, any of the other persons listed on Schedule A attached hereto, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     Green has entered into the Merger Agreement, dated as of February 11, 1998 (the "Merger Agreement"), described in the response to Item 4. Neither Green nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Merger Agreement.


     Item 4. Purpose of Transaction.

     On February 12, 1998, GNI and Green entered into the Merger Agreement (a copy of which is attached hereto and made a part hereof as Exhibit 1). The Merger Agreement provides, among other things, for the merger of Green with and into GNI (the "Merger"), with GNI as the surviving corporation (the "Surviving Corporation"). Under the terms of the Merger Agreement, which is subject to majority shareholder approval and regulatory review, the outstanding Shares (other than certain shares (the "Rollover Shares") that will be retained by certain members of GNI's management (the "Rollover Shareholders")) will be converted into the right to receive $7 per Share in cash. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of GNI and Green, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the stockholders of GNI.

     Pursuant to the terms of the Merger Agreement, after the Effective Time the charter and by-laws of GNI will be amended and restated as of the Effective Time. The Merger Agreement also calls for the resignation of certain members of GNI's current board of directors. As a result of the Merger and the transactions contemplated under the Merger Agreement, the Shares will be delisted from the NASDAQ and their registration pursuant to the Securities & Exchange Act of 1934 will terminate.

     In connection with the execution of the Merger Agreement, Green also entered into a voting agreement with the Rollover Shareholders and certain other members of management (collectively, the "Management Shareholders") (the "Management Voting Agreement", a copy of which is attached hereto as Exhibit 2). Green also entered into separate voting agreements with Robert Fleming, Inc. (the "Fleming Voting Agreement", a copy of which is attached hereto as Exhibit
3) and Heartland Advisors, Inc. (the "Heartland Voting Agreement", a copy of which is attached hereto as Exhibit 4; and, together with the Fleming Voting Agreement and the Management Voting Agreement, the "Voting Agreements"). The Management Shareholders, Robert Fleming, Inc. and Heartland Advisors, Inc. are collectively referred to herein as the Stockholders.

     During the period (the "Agreement Period") beginning on February 11, 1998 and ending on the Termination Date (as defined in the Merger Agreement), each of the Stockholders has agreed not to directly or indirectly (i) except pursuant to the terms of the Merger Agreement or their respective Voting Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with GNI or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares subject to such Stockholder's respective Voting Agreement or any interest therein, including any trust income or principal, except in each case to a permitted transferee (a "Permitted Transferee"), who is or agrees to become bound by the Stockholder's respective Voting Agreement; (ii) except as contemplated by the respective Voting Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in such Stockholder's respective Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under its respective Voting Agreement.

     Each Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. The Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

     Unless the Shares held by any trust which are presently subject to the terms of any Voting Agreement are transferred to one or more Stockholders (and remain subject in all respects to the terms of the respective Voting Agreement) or other Permitted Transferees who upon receipt of such Shares become signatories to the such Voting Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

     The Rollover Shareholders have agreed to take all actions necessary to cause any Rollover Shares that constitute Pledged Shares (as defined in the Management Voting Agreement) prior to the Effective Time to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

     Each Stockholder under such Stockholder's respective Voting Agreement has agreed that, until the Termination Date, such Stockholder shall vote (or cause to be voted) the Shares subject to such Voting Agreement held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by GNI of the

Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and its respective Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GNI under the Merger Agreement or its respective Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing to Green in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving GNI or its subsidiaries;
(B) a sale, lease or transfer of a material amount of assets of GNI or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of GNI or its subsidiaries; (C) any change in the majority of the board of directors of GNI; (D) any material change in the present capitalization of GNI or any amendment of GNI's Certificate of Incorporation or By-Laws; (E) any other material change in GNI's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder's respective Voting Agreement.

     Each Stockholder has appointed Green and any designee of Green, each of them individually, such Stockholder's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote such Stockholder's Shares as described above. The proxy is irrevocable (until the Termination Date) and coupled with an interest. Each Stockholder has agreed to take such further action and execute such other instruments as may be necessary to effectuate the intent of the proxy and has revoked any proxy previously granted by such Stockholder with respect to such Stockholder's Shares.

     399 Venture Partners, Inc. will, along with certain other investors, prior to the Effective Time, invest in Green. Green will use the proceeds of those investments, as well as the proceeds of the Debt Financing (as defined in the Merger Agreement), in order to effect the consummation of the transactions contemplated by the Merger Agreement.

     Item 5. Interest in Securities of the Issuer.

     Pursuant to the Voting Agreements, Green has acquired the right to vote in favor of the adoption and approval of the Merger Agreement, and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 2,284,625 Shares (the "Stockholders' Shares"), representing approximately 34% of the outstanding Shares of GNI. Green disclaims beneficial ownership of the Stockholders' Shares.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See response to Item 4.

     A copy of each of the Merger Agreement, the Management Voting Agreement, the Fleming Voting Agreement and the Heartland Voting Agreement are attached hereto as Exhibits 1, 2, 3 and 4 and are incorporated herein by reference.

     Except for the agreements described in the response to Item 4, to the best knowledge of Green, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of GNI, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger, dated as of February 12, 1998, between the GNI Group, Inc. and Green I Acquisition Corp.

     Exhibit 2: Management Voting Agreement, dated as of February 11, 1997, by and between Green I Acquisition Corp. and the other parties named therein.

     Exhibit 3: Voting Agreement, dated as of February 11, 1998, by and between Robert Fleming Inc. and Green I Acquisition Corp.

     Exhibit 4: Voting Agreement, dated as of February 11, 1998, by and between Heartland Advisors, Inc. and Green I Acquisition Corp.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  February 23, 1998



                                      Green I Acquisition Corp.


                                      By:  /s/   John M. O'Mara
                                          --------------------------------------
                                          Name:  John M. O'Mara
                                          Title: President

                                                                      Schedule A



                        Executive Officers and Directors
                                       of
                            Green I Acquisition Corp.

                  The names of the Directors and the names and titles of the Executive Officers of Green and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Green and each individual is a United States citizen.


Name, Business Address                      Present Principal Occupation
-------------------------------             -----------------------------------
* John M. O'Mara                            President; Business Consultant and
623 Lake Avenue                             Private Investor
Greenwich, CT 06830





-------------------------------
*  Director

                               INDEX TO EXHIBITS

     Exhibit 1: Agreement and Plan of Merger, dated as of February 12, 1998, between The GNI Group, Inc. and Green I Acquisition Corp.

     Exhibit 2: Management Voting Agreement, dated as of February 11, 1997, by and between Green I Acquisition Corp. and the other parties named therein.

     Exhibit 3: Voting Agreement, dated as of February 11, 1998, by and between Robert Fleming Inc. and Green I Acquisition Corp.

     Exhibit 4: Voting Agreement, dated as of February 11, 1998, by and between Heartland Advisors, Inc. and Green I Acquisition Corp.